FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for January 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: February 22, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

February 22, 2008

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

January 7, 2008

Anglo Swiss Resources’ Kenville Mine Property Receives Mine Permit

VANCOUVER, BRITISH COLUMBIA - Anglo Swiss Resources Inc. January 7, 2008 (“Anglo Swiss”) (TSX VENTURE:ASW) (OTCBB: ASWRF) (BERLIN: AMO)  announces that its wholly owned subsidiary, Kenville Sand and Gravel Inc., has been granted a Mine Permit (Q-5-111) from the British Columbia Ministry of Energy Mines and Petroleum Resources for the purpose to operate a quarry on the Anglo Swiss Resources “Venango site ”. It is located on the Kenville Mine property near Nelson, British Columbia.

The purpose of the quarry is to extract waste granitic rock from previous gold operations.  The quarry will crush and screen the material on hand from previous tunneling on the Kenville property into drain rock size products for the local Nelson/Castlegar area aggregate market.  Kenville Sand and Gravel plans to initially process 6500 tonnes of material to ensure the material is available for the start of the Spring construction season.

The crushing and screening will be processed at the company’s recently refurbished Kenville mill and plant located approximately 500 metres from the Venango waste rock dumps.

From the product screening operations, the crushed fines will be evaluated for metal content such as gold.  As the waste rock contains numerous quartz veinlets sourced from the old Venango mine development, the Company anticipates the recovery of quartz fines, which are expected to contain gold and other metallic minerals.

Considering market conditions, Kenville Sand and Gravel is planning to expand its drain rock production by extracting waste rock material from other existing mine waste dumps on the  property.

As per Section 21 of the British Columbia Mines Act, the owner, Anglo Swiss Resources, must appoint a qualified manager to be responsible as accordance to the Mines Act and the Health, Safety and Reclamation Code for Mines in British Columbia.  The Company has appointed Edward J. Nunn, P. Eng. to act in the manager position.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

January 11, 2008

ANGLO SWISS RESOURCES CLOSES $4.3 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), January 11, 2008 – Anglo Swiss Resources Inc. ("Anglo Swiss") reports further to the news releases dated Dec. 10, 2007, and Dec. 19, 2007, that it has closed its private placement of units.

Anglo Swiss has completed the private placement of 4,210,522 flow-through units at a price of 47.5 cents per flow-through unit for gross proceeds of $2-million to the MineralFields Group. Each flow-through unit consisted of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before Dec. 7, 2009, at a price of 80 cents per share during the first 12-month period and at a price of $1 per share during the second 12-month period. In addition, Anglo Swiss completed the private placement of 1.25 million units of Anglo Swiss at a price of 40 cents per unit for total proceeds of $500,000 to the MineralFields Group. Each unit consisted of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 60 cents per share on or before Dec. 7, 2009. The shares and warrants will be restricted for trading until April 8, 2008.

Anglo Swiss Resources Inc. has completed the second tranche of its equity offering, issuing 3.75 million units at a price of 40 cents per unit for total gross proceeds of $1.5-million. Each unit comprises one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 60 cents per share on or before Dec. 18, 2009. In addition, Anglo Swiss completed the private placement of 627,503 flow-through units of Anglo Swiss at a price of 47.5 cents per flow-through unit for gross proceeds of approximately $300,000. Each flow-through unit comprises one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of 80 cents per share on or before Dec. 18, 2008, and thereafter at a price of $1 per share until Dec. 18, 2009. The shares and warrants will be restricted for trading until April 19, 2008.

Anglo Swiss has also issued the following shares through the exercise of warrants and options in the month of December, 2007.

•

676,917 shares for proceeds of $147,571.74 warrants exercised.

•

121,500 shares for proceeds of $12,500, agent options exercised.

In total Anglo Swiss has issued 798,417 shares for proceeds of $160,071.74 in December of 2007 by the issuance of warrants. The Company has significantly increased its working capital in the fourth quarter of 2007 through the exercise of warrants and options in October, November and December for an aggregate of $551,515.74, plus the private placement of $4.3 million.

Anglo Swiss is now well financed through fiscal 2008 with funds on hand for extensive exploration of its properties and significant working capital for general and administrative purposes.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

January 15, 2008

Anglo Swiss Resources Inc. to Carry out Phase Two - 10,000-meter Diamond Drill Program on the Kenville Gold Mine Property, Nelson, B.C.

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), January 15, 2008 – Anglo Swiss Resources Inc. ("Anglo Swiss") is pleased to report that the Company has finalized a 10,000-meter diamond drilling contract for the 2008 exploration program at the Kenville Gold Mine property with Full Force Drilling Limited of Peachland, BC.

Full Force Drilling also carried out the October 2007, Phase One diamond drilling program on the Kenville property, consisting of 5 drill holes, totaling 1365 meters or 4478 feet of drilling.

Based on the visual concentrations of both disseminated porphyry-style copper mineralization as well as extensions to the gold and silver bearing Eagle vein system, the Company feels strongly confident and committed towards carrying out an extensive and thorough diamond drill exploration program of the Kenville property.

Decisions to carry out such an extensive drilling program have been based on several factors:

1. All of the 2007 drill holes contained variable concentrations of disseminated chalcopyrite and pyrite hosted within magnetite-bearing diorite host-rocks, typical of an alkalic copper-gold porphyry deposit-type. Well-mineralized sections of the Eagle gold vein system were intersected in the final two holes of the drill program. The company is currently awaiting analytical results from Phase One drilling and plans to release this information by the beginning of February, 2008.

2. Coincident geochemical and IP chargeability anomalous zones extend through approximately one kilometer of strike throughout the western portion of the Kenville property. A small portion of the coincident geochemical – IP target area was tested by a five-hole diamond drill program carried out in October of 2007, substantiating the presence of porphyry copper/gold deposit-type mineralization.

3. The proposed drilling program is to be carried out immediately adjacent to the historic Kenville Gold Mine, which produced 2,029 kilograms (65,236 ozs) gold and 861 kilograms silver (27,686 ozs) from 158,212 tonnes (174,398 tons) of milled ore. The statistical production grade for gold from the Kenville Gold Mine is 0.327 Au oz/t or 11.15 g/t Au.

4. Diamond drill programs by Teck Exploration Ltd. in 1995 and 1996, contained numerous copper and/or gold intercepts, but did not properly test the potential copper-gold porphyry target due to limited access on the property at that time. The high-grade gold-quartz Eagle vein system was discovered in two holes of the 1995 drill program. The Eagle vein was intercepted in TK95-05 and assayed 82.15 grams per tonne gold (2.4 ounce per ton Au) and 34.1 grams per tonne silver (one ounce per ton Ag) across 0.26 meter or 0.85 foot.

5. Several diamond drill holes, drilled by Kenville Gold Mines on the west side of the Kenville property in 1945 and 1946 contained numerous intersections of copper mineralization. The copper potential was virtually ignored and not assayed as drilling at that time was solely directed towards new discoveries of gold-bearing quartz veins

Anglo Swiss is very optimistic in regards to the ongoing exploration success for the Kenville property. The Company has raised funds in excess of 4 million dollars to complete a definitive evaluation of both the copper-gold porphyry potential of the property as well as the ongoing exploration of high-grade gold silver veins such as the Eagle gold vein system.

The planned 10,000-meter diamond drill program will test the Kenville property throughout its entirety. Estimating an average hole depth of 200 meters per hole, the drill program will allow for the drilling of at least 50 drill holes, providing a comprehensive evaluation of the Kenville copper/gold porphyry target. The start-up date for the 2008 drilling program is expected on or before May 1, 2008.

The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

January 31, 2008

Anglo Swiss Resources Inc. Reports Multiple High Grade Gold (1.2oz/T) – Copper (1.5%) - Silver (1.0 oz/T) Intercepts from October 2007 Diamond drill program on Kenville Property, Nelson, BC

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), January 31, 2008, 6:00am PST – Anglo Swiss Resources Inc. ("Anglo Swiss") reports today that numerous high-grade gold, copper and silver grades have been identified in the 2007 diamond drill program on the Kenville Mine property, located immediately west of Nelson, BC.

The most significant results of the 2007 Phase One drill program are 1) the confirmation of the geophysical model for a significant copper/gold porphyry zone and 2) the identification of the Eagle Vein, a high-grade gold quartz vein within the porphyry system.

The Eagle Gold Vein is situated within the western portion of the property, underlying the porphyry system. The vein system has an indicated strike length of 150 meters open to the north, south and to depth with variable widths of 0.8 meters up to 7.5 meters. The Eagle vein has assayed at 82.15 g/t gold (2.4 oz/T Au) over 0.30 meters or 1.0 feet*, 42.0 g/t gold (1.225 oz/T Au) over 0.8 meters (2.6 feet) and 14.96 g/t gold (0.43 oz/T Au) over 1.4 meters (4.5 feet).  The Eagle vein system consistently carries very strong values in copper, gold and silver, often with associated bismuth, lead and locally molybdenum and tungsten.

* Historical Result from Teck - Drill hole TK95-05

2007 Drill Program Highlights (full results below)

Sampled intervals in AK07-01 assayed an average grade of 0.22 % copper and 0.207 g/t gold over an 11-meter interval.

AK07-02 sampled intervals containing anomalous copper between 0.13% to 1.5% copper and 0.055 g/t to 0.63 g/t/  gold over 0.6 meter to 2.2 meter sample intervals. Visible gold specs were located in a 4-centimeter quartz vein, in which an assay value of 2.1 g/t gold was returned across 0.5 meters.

AK07-03 contained an assayed weighted average grade of 0.21% copper and 0.257 g/t. gold over a 5.8-meter interval.

AK07-04 contained a 12.45-meter interval grading  0.258% copper and 0.1 g/t gold and another high grade interval assaying 42.0 g/t gold (1.225 oz/T Au), 0.22%  copper and 52.0 g/t silver (1.52 oz/T Ag) over 0.8 meters.

AK07-05 contained two intervals assaying 16.6 g/t gold (0.484 oz/T Au), 0.79% copper and 34.1 g/t silver (0.994 oz/T Ag) over 1.2 meters and 14.96 g/t gold (0.43 oz/T Au), 0.38% copper and 30.1 g/t silver (0.88 oz/T Ag) across 1.35 meters.

The confirmation of the copper/gold porphyry system which extends over 1000 meters north/south and the high-grade Eagle gold vein enforces the excellent exploration potential of the Kenville Mine property. Both targets are situated within a small area (20%) of the overall property and are open to strike length and depth extensions.

The Eagle vein system can be followed along strike for at least 150 meters, with the vein system open to the north, the south and to depth. The 2008 drill program will thoroughly test both the copper/gold porphyry zone and the Eagle vein system to determine its overall strike extent to surface and the down-dip potential.

The Kenville drill program was carried out throughout the month of October, 2007 and consisted of 5 diamond drill holes producing 1364.9 meters or 4478 feet of NTW size drill core (56 mm or 2.2” diameter core). Drilling comprised a very small area within the porphyry system on the Kenville mine property and has successfully confirmed the geophysical model of a significant copper/gold porphyry system.

As a result of these highly encouraging results, management will employ two drill rigs to carry out its 10,000 meter 2008 spring drill program. Due to the high grade gold results the Eagle vein is now considered a priority exploration target for the 2008 exploration program.

The presence of numerous intervals of widespread prospective copper mineralization with associated gold and silver values within a large body of diorite intrusive rock suggests a typical environment for the emplacement of a classic alkaline porphyry deposit. The continued exploration for an economic body of porphyry-style mineralization is a priority focus for the upcoming 2008 field season. A large body of widespread mineralization is indicated on the Kenville property by recently determined Induced Polarization (IP) targets and coincident geochemical soil anomalies.

Technical Drill Results

Drill hole AK07-01, located on grid line 2500N, contained localized concentrations of disseminated chalcopyrite throughout the upper portion of the drill hole to approximately 25 meters or 82 feet. More widespread localized concentrations of disseminated chalcopyrite were found throughout the interval from approximately 145 meters to 215 meters (70 meters/ 229’), with an 11-meter interval (160.0 to 171.0m or 11m/36’) having an average grade of 0.22 % Copper and 0.207 g/t Gold. This drill hole may have been inadvertently drilled short of reaching the Eagle vein system, which was intersected in nearby drill holes AK07-04 and AK07-05.

Drill hole AK07-02, drilled from the same location as AK07-01, tested a zone of low chargeability, initially interpreted as a possible alteration zone. This drill hole contained erratic concentrations of disseminated chalcopyrite to approximately 73.5 meters (241’) depth in the hole, with sampled intervals varying between 0.13% Copper to 1.5% copper and 0.055 g/t to 0.63 g/t Gold. Visible gold specs were located in a 4-centimeter (1.6”) quartz vein at 181.0 meters, in which an assay value of 2.1 g/t Gold was returned across 0.5 meters (1.6’).

Drill hole AK07-03, located 180 meters (426’) west of drill hole AK07-01 and AK07-02 was drilled to test a separate zone of IP chargeability, from the zone tested by AK07-01. Drill hole AK07-03 contained a well-defined zone of conspicuous silica alteration throughout the upper part of the drill hole, with abrupt termination of alteration at 89.7 meters (293’). Sporadic concentrations of pyrite and chalcopyrite were found throughout the alteration zone, with strongest mineral concentrations occurring between 44.7 to 73.5 meters (146’ to 240’).  Within this mineral zone, a 5.8-meter interval (49.3 to 55.1m / 161.7’ to 180.7’/19.0’) returned a weighted average grade of  0.21% Copper and 0.257 g/t Gold.

In drill hole AK07-04, drilled on line 2600N, a strong zone of pervasive silicification occurs from 164.0 to 205.4 meters (41.4 m/ 136’), containing variable concentrations of disseminated chalcopyrite and pyrite. Within this silicified zone a 12.45-meter interval (165.3-177.75m or 540’ to 581’ for 41.0’) graded 0.203% Copper and 0.104 g/t Gold (0.30 oz/T Au) , which included the interval 165.3m to166.73m (1.43m or 4.67’), which returned 0.9 % Copper, 0.335 g/t  Gold and 14.9 g/t Silver (0.43oz/T Ag).

A strong zone of mixed silicification and multiple quartz veining interpreted as part of the Eagle vein system was encountered from 288.65 meters to 296.1 meters for 7.45 m (947’to 971.45’ / 24.4’). Within this zone are found locally strong quartz vein hosted clots of pyrite, chalcopyrite with minor galena.  A weighted average across 7.45-meters from 288.65 to 296.1m (943’to 968’/ 25’) throughout the Eagle vein zone, resulted in average weighted values of 5.615 g/t gold, 0.1 % copper and 7.57 g/t silver. Within this interval a 0.8 meter section (2.6‘) returned a spectacular assay value of 42.0 g/t Gold (1.225 oz/T Au), 0.22% Copper and 52 g/t Silver (1.52 oz/T Ag).

Drill hole AK07-05, was drilled from the same location as AK07-04, but at a steeper dip angle. The hole was drilled to compare the disseminated style of mineralization seen in drill hole AK07-04 and also to obtain orientation and sampling information for the down-dip extension of the Eagle vein intercept as found in drill hole AK07-04.  Drill hole AK07-05 did not contain extensive zones of disseminated copper mineralization as seen in drill hole AK07-04, but contained the strongly mineralized (pyrite, chalcopyrite, trace galena) Eagle quartz vein system.

Drill hole AK07-05 contained two intervals of high-grade mineralization related to the Eagle vein system. The 1.2- meter (3.9’) interval from 279.8 m to 281.0 m (918’to 921.9’) returned 16.6 g/t Gold (0.484 oz/T Au), 0.79% Copper and 34.1 g/t Silver (0.994 oz/T Ag) and is interpreted as a branch of the main Eagle vein system. The main mineralized segment of the Eagle vein in AK07-05 assayed 14.96 g/t Gold (0.436 oz/T Au), 0.38% Copper and 30.1 g/t Silver (0.88 oz/T Ag) across 1.35 meters from 291.7 meters to 293.05 meters (4.4’from 957’to 961.4’).

Both of the Eagle vein intercepts in both AK07-04 and AK07-05 are considered to be close to true-width intervals as the veins were intersected at near right angles (90 degrees) to the dip of the vein(s).

______________________________________________________________________________

The following table summarizes some of the more favorable analytical results returned from the 2007 Kenville drill program:

Drill Hole	From	To	Length	Au (ppb)	Au g/t	Cu (ppm)	Cu (%)	Ag (g/t)	Mo,Bi, Pb, W
AK07-01
	9.3	22.7	13.4	660		60	0.006	<1
	160.0	171.0	11.0	207.4		2205	0.22	1.36
includes	167.0	169.0	2.0	545		6313	0.63	4.0
	175.0	177.0	2.0	50		1794	0.18	1.2
	189.0	191.0	2.0	115		3266	0.33	2.9
	197.0	199.0	2.0	115		2912	0.29	3.6
	213.0	215.0	2.0	265		5218	0.52	6.2
	362.25	363.25	1.0	>1000	1.01	251	0.02	1.3
Drill Hole	From	To	Length	Au (ppb)	Au g/t	Cu (ppm)	Cu (%)	Ag (g/t)	Mo,Bi, Pb, W
AK07-02
	6.55	7.6	1.05	40		1450	0.145	2.2
	26.86	28.5	1.64	135		1372	0.14	1.0
	32.5	34.1	1.6	110		1296	0.13	1.0
	38.05	38.9	0.85	185		2918	0.29	3.3
	54.9	57.1	2.2	55		1344	0.13	1.5
	57.1	57.8	0.7	630		>10000	1.5	15.2	326 Mo
	67.9	68.5	0.6	90		>10000	1.4	12.4
	72.25	73.45	1.2	15		4074	0.41	2.0
	159.3	160.4	1.1	40		1409	0.14	2.3
	181.0	181.5	0.5	2.1 g/t	2.1	651	0.065	6.2	94 Mo, 155 Bi, visible gold
Drill Hole	From	To	Length	Au (ppb)	Au g/t	Cu (ppm)	Cu (%)	Ag (g/t)	Mo,Bi, Pb, W
AK07-03
	44.7	46.7	2.0	165		1424	0.14	1.9
	49.3	55.1	5.8	257		2120.4	0.21
includes	49.3	49.9	0.6	>1000t	1.01	>10000	1.2	14.9
	59.1	62.4	3.3	105		1610	0.16	1.96

Drill Hole	From	To	Length	Au (ppb)	Au (g/t)	Cu (ppm)	Cu (%)	Ag (g/t)	Mo,Bi, Pb, W
AK07-04
	125.6	127.1	1.6	20		2131	0.21	2.6
	157.6	158.25	0.65	95		8775	0.88	7.6
	165.3	177.75	12.45	103.6		2580.7	0.26
includes	165.3	166.73	1.43	335		9036	0.90	13.7
	181.75	183.9	2.15	133.4		2036.8	0.20	3.7
	186.8	187.6	0.8	25		1494	0.15	1.8
	193.6	197.6	4.0	225		1535	0.15
	251.75	254.8	3.05	135		4482.5	0.45	4.3
	284.45	285.8	1.35	>1000	1.2	479	0.05	1.2
*Eagle vn	288.65	296.1	7.45	5,615	5.615	1000.64	0.1	7.57
includes	288.65	290.25	1.6	>1000	2.74	604	0.06	1.1
“	290.25	291.6	1.35	>1000	1.28	1476	0.15	3.4	360 W
“	294.7	295.5	0.8	>1000	42.0	2214	0.22	52.0	250 Bi, 2210 Pb
Drill Hole	From	To	Length	Au (ppb)	Au (g/t)	Cu (ppm)	Cu (%)	Ag (g/t)	Mo,Bi, Pb, W
AK07-05
	199.04	200.7	1.66	15		5715	0.57	2.9
	278.8	279.8	1.0	630		1570	0.16	2.6
*Eagle vn	279.8	281.0	1.2	>1000	16.6	7901	0.79	34.1	14 Mo, 90 Bi, 386 Pb
*Eagle vn	291.7	293.05	1.35	>1000	14.96	3806	0.38	30.1
includes	291.7	292.7	1.0	>1000	15.9	3961	0.40	37.9	215 Bi, 330 Pb
“	292.7	293.05	0.35	>1000	12.3	3362	0.34	7.8	119 Mo, 15 Bi, 32 Pb

The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

END.